CUSIP No. 152418109                                           Page 1 of 21 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                               Mr. Philip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 152418109                                           Page 2 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Financial Edge Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC, OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               64,900
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 64,900
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        64,900
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.8%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

CUSIP No. 152418109                                           Page 3 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Financial Edge-Strategic Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC, OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               15,400
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 15,400
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,400
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.9%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

CUSIP No. 152418109                                           Page 4 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Goodbody/PL Capital, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC, OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               9,500
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 9,500
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,500
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.6%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

CUSIP No. 152418109                                           Page 5 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Archimedes Overseas, LTD
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        WC, OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Channel Islands
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               3,000
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 3,000
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.2%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

CUSIP No. 152418109                                           Page 6 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        PL Capital, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               80,300
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 80,300
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        80,300
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.7%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

CUSIP No. 152418109                                           Page 7 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Goodbody/PL Capital, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               12,500
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 12,500
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,500
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.7%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        PN
================================================================================

CUSIP No. 152418109                                           Page 8 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        John Wm. Palmer
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               92,800
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 92,800
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        92,800
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.5%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        IN
================================================================================

CUSIP No. 152418109                                           Page 9 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Richard J. Lashley
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               92,800
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 92,800
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        92,800
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.5%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        IN
================================================================================

CUSIP No. 152418109                                          Page 10 of 21 Pages


================================================================================
   1    NAME OF REPORTING PERSON

        Garrett Goodbody
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                      (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

       SHARES                0
                     -----------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER

      OWNED BY               12,500
                     -----------------------------------------------------------
        EACH           9     SOLE DISPOSITIVE POWER

     REPORTING               0
                     -----------------------------------------------------------
       PERSON          10    SHARED DISPOSITIVE POWER

        WITH                 12,500
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,500
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                    [X]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.7%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON

        IN
================================================================================

CUSIP No. 152418109                                          Page 11 of 21 Pages


Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); Archimedes Overseas LTD, a Channel Islands investment company ("Archimedes"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Garrett Goodbody, Managing Member of Goodbody/PL LLC. All of the filers of this Schedule 13D are collectively the "Group."

          This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as
Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Garrett Goodbody, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

     (3) shares of Common Stock held in the name of Archimedes, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, which has trading and certain other discretionary authority over Archimedes;

          The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Goodbody is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer, Lashley and Goodbody is investment management.

CUSIP No. 152418109                                          Page 12 of 21 Pages



          The business address of Archimedes is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          In aggregate, members of the Group own 92,800 shares of Common Stock.

          The amount of funds expended to date by Financial Edge Fund to acquire the 64,900 shares of Common Stock it holds in its name is $1,288,782. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

          The amount of funds expended to date by Financial Edge Strategic to acquire the 15,400 shares of Common Stock it holds in its name is $306,940. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

          The amount of funds expended to date by Goodbody/PL LP to acquire the 9,500 shares of Common Stock it holds in its name is $185,090. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          The amount of funds expended to date by Archimedes to acquire the 3,000 shares of Common Stock it holds in its name is $57,385. Such funds were provided in part from Archimedes' available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or DLJ, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans

CUSIP No. 152418109                                          Page 13 of 21 Pages


generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

          Members of the Group believe the Company's stock is undervalued, relative to its franchise value, due in part to the Company's: (1) small market cap and illiquid stock; (2) infrequent use of stock buybacks; and (3) high efficiency ratio. The Group is concerned that Central Bancorp's stock price will remain permanently undervalued even if the factors noted above are addressed, because the Group believes the Company faces diminished prospects as a small thrift operating in a highly competitive market area.

          Despite the Group's concerns about Central Bancorp's long term prospects as an independent company, the Group believes the Company is located in a highly desirable market area (metropolitan Boston) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Therefore, the Group believes that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Central Bancorp to investigate the sale of the Company to a larger financial services organization.

          The Group notes that there has been a recent increase in merger activity in the Boston metro area. Based upon recent merger multiples and our understanding of the market area and the Company, it is the Group's opinion that the Company could garner a takeover premium that would be attractive to shareholders and which would exceed any realistically attainable value that the Company might produce by remaining independent.

          In the future, the Group hopes to have an opportunity to discuss these issues with the Company's management and Board of Directors. Members of the Group may also, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views;
(2) contact potential acquirers of the Company to encourage them to pursue merger discussions with the Company; (3) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2002 Annual Meeting.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 152418109                                          Page 14 of 21 Pages


Item 5.   Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,702,164, reported as the number of outstanding shares as of June 8, 2001, on the Company's 2001 Proxy Statement dated June 26, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
     Date         Number of Shares      Price Per Share($)       Total Cost($)
--------------------------------------------------------------------------------
   5/30/01               8000                 19.12                 152,985
--------------------------------------------------------------------------------
    6/4/01               2000                 19.31                  38,625
--------------------------------------------------------------------------------
    6/5/01               2000                 19.36                  38,725
--------------------------------------------------------------------------------
    6/8/01               5000                 19.51                  97,525
--------------------------------------------------------------------------------
   6/11/01               6500                 20.36                 132,350
--------------------------------------------------------------------------------
   6/12/01               4000                 20.54                  82,145
--------------------------------------------------------------------------------
   6/13/01               3400                 21.16                  71,935
--------------------------------------------------------------------------------
   6/14/01               4000                 21.16                  84,625
--------------------------------------------------------------------------------
   6/18/01               2500                 21.16                  52,900
--------------------------------------------------------------------------------
   6/19/01               2500                 23.06                  57,650
--------------------------------------------------------------------------------
    7/9/01               4400                 23.30                 102,545
--------------------------------------------------------------------------------
   7/16/01               1500                 23.27                  34,900
--------------------------------------------------------------------------------
   7/17/01                500                 23.10                  11,550
--------------------------------------------------------------------------------
   7/18/01                600                 23.86                  14,316
--------------------------------------------------------------------------------

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic made the following purchases of Common Stock in the last 60 days.

CUSIP No. 152418109                                          Page 15 of 21 Pages


--------------------------------------------------------------------------------
     Date         Number of Shares      Price Per Share($)       Total Cost($)
--------------------------------------------------------------------------------
    6/4/01              4,900                 19.23                  94,254
--------------------------------------------------------------------------------
   6/11/01              4,600                 20.42                  93,974
--------------------------------------------------------------------------------
    7/9/01              2,400                 23.25                  55,872
--------------------------------------------------------------------------------

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

     (a)-(b) See cover page.

     (c) Goodbody/PL LP made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
     Date         Number of Shares      Price Per Share($)       Total Cost($)
--------------------------------------------------------------------------------
   5/30/01               7000                 19.12                 133,865
--------------------------------------------------------------------------------
   6/11/01               1000                 20.50                  20,495
--------------------------------------------------------------------------------
   6/11/01               1500                 20.49                  30,730
--------------------------------------------------------------------------------

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  Archimedes

     (a)-(b) See cover page.

     (c) Archimedes made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
     Date         Number of Shares      Price Per Share($)       Total Cost($)
--------------------------------------------------------------------------------
   5/30/01               3000                 19.13                  57,385
--------------------------------------------------------------------------------

     (d) Goodbody/PL LLC has discretionary authority over Archimedes. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley may be deemed to share with Goodbody/PL LLC voting and disposition power with regard to the shares of Common Stock held by Archimedes.

CUSIP No. 152418109                                          Page 16 of 21 Pages


(E)  PL Capital

     (a)-(b) See cover page.

     (c)  PL Capital has made no purchases of Common Stock directly.

     (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(F)  Goodbody/PL LLC

     (a)-(b) See cover page.

     (c)  Goodbody/PL LLC has made no purchases of Common Stock directly.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)  Mr. John Palmer

     (a)-(b) See cover page.

     (c)  Mr. Palmer has made no purchases of Common Stock directly.

(H)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c)  Mr. Lashley has made no purchases of Common Stock directly.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees,

CUSIP No. 152418109                                          Page 17 of 21 Pages


joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.   Material to be Filed as Exhibits

      No.    Description
      ---    -----------
      1      Joint Filing Agreement.

CUSIP No. 152418109                                          Page 18 of 21 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2001

                  FINANCIAL EDGE FUND, L.P.

                  By: PL CAPITAL, LLC
                      General Partner

                  By: /s/ John Palmer  /s/ Richard Lashley
                      John Palmer      Richard Lashley
                      Managing Member  Managing Member

                  FINANCIAL EDGE-STRATEGIC FUND, L.P.

                  By: PL CAPITAL, LLC
                      General Partner

                  By: /s/ John Palmer  /s/ Richard Lashley
                      John Palmer      Richard Lashley
                      Managing Member  Managing Member

                  PL CAPITAL, LLC

                  By: /s/ John Palmer  /s/ Richard Lashley
                      John Palmer      Richard Lashley
                      Managing Member  Managing Member

                  GOODBODY/PL CAPITAL, L.P.

                  By: GOODBODY/PL CAPITAL, LLC
                      General Partner

                  By: /s/ John Palmer  /s/ Richard Lashley  /s/ Garrett Goodbody
                      John Palmer      Richard Lashley      Garrett Goodbody
                      Managing Member  Managing Member      Managing Member

CUSIP No. 152418109                                          Page 19 of 21 Pages




                  GOODBODY/PL CAPITAL, LLC

                  By: /s/ John Palmer  /s/ Richard Lashley  /s/ Garrett Goodbody
                      John Palmer      Richard Lashley      Garrett Goodbody
                      Managing Member  Managing Member      Managing Member

                  ARCHIMEDES OVERSEAS, LTD

                  By: GOODBODY/PL CAPITAL, LLC

                  By: /s/ John Palmer  /s/ Richard Lashley  /s/ Garrett Goodbody
                      John Palmer      Richard Lashley      Garrett Goodbody
                      Managing Member  Managing Member      Managing Member



By: /s/ John Palmer
    John Palmer


By: /s/ Richard Lashley
    Richard Lashley


By: /s/ Garrett Goodbody
    Garrett Goodbody